EXHIBIT 99.2

SUMMIT MIDSTREAM PARTNERS, LP AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

March 2024 disposition of Summit Midstream Utica, LLC
On March 22, 2024, Summit Midstream Partners, LP (“Summit” and, together with its subsidiaries, “SMLP” or the “Partnership”), and Summit Midstream OpCo, LP, an indirectly owned subsidiary of Summit (“OpCo”), completed the sale of Summit Midstream Utica, LLC (“Utica”) to a subsidiary of MPLX LP (“MPLX”) for cash consideration of $625.0 million, subject to customary post-closing adjustments (the “Transaction”), pursuant to a Purchase and Sale Agreement, dated March 22, 2024, by and among OpCo, as Seller, MPLX, as Buyer, and solely for purposes of Section 12.18 thereto, Summit, as Seller Parent (each as defined therein). Utica is the owner of (i) approximately 36% of the issued and outstanding equity interests in Ohio Gathering Company, L.L.C. (“OGC”), (ii) approximately 38% of the issued and outstanding equity interests in Ohio Condensate Company, L.L.C. (together with OGC, “Ohio Gathering”) and (iii) midstream assets located in the Utica Shale. Ohio Gathering is the owner of a natural gas gathering system and condensate stabilization facility located in Belmont and Monroe counties in the Utica Shale in southeastern Ohio. MPLX is the operator of Ohio Gathering and, prior to the closing of the Transaction, was OpCo’s joint venture partner.
Unaudited Pro Forma Condensed Consolidated Financial Statements
The following unaudited pro forma condensed consolidated financial statements of the Partnership are presented to illustrate the effect to the Partnership’s historical financial position and operating results of the Transaction.
The Transaction constitutes a significant disposition for purposes of Item 2.01 of Form 8-K. As a result, the Partnership prepared the accompanying unaudited pro forma condensed consolidated financial statements in accordance with Article 11 of Regulation S-X. This divestiture does not qualify as a discontinued operation as it does not represent a strategic shift that will have a major effect on SMLP’s operations or financial results.
The accompanying unaudited pro forma condensed consolidated balance sheet as of December 31, 2023 has been prepared to give effect to the Transaction as if it had occurred on December 31, 2023. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2023 have been prepared to give effect to the Transaction as if it had occurred on January 1, 2023.
The unaudited pro forma condensed consolidated balance sheet and statements of operations included herein are for information purposes only and are not necessarily indicative of the results that might have occurred had the Transaction taken place on the respective dates assumed. Actual results may differ significantly from those reflected in the unaudited pro forma condensed consolidated financial statements for various reasons, including but not limited to, the differences between the assumptions used to prepare the unaudited pro forma condensed consolidated financial statements and actual results. The pro forma adjustments in the unaudited pro forma condensed consolidated balance sheet and the statements of operations included herein include the use of estimates and assumptions as described in the accompanying notes. The pro forma adjustments are based on information available to the Partnership at the time these unaudited pro forma condensed consolidated financial statements were prepared. The Partnership believes its current estimates provide a reasonable basis of presenting the significant effects of the Transaction. However, the estimates and assumptions are subject to change as additional information becomes available. The unaudited pro forma condensed consolidated financial statements include only those adjustments related to the Transaction.
The unaudited pro forma condensed consolidated financial statements are based on the historical consolidated financial statements of SMLP and should be read in conjunction with the consolidated financial statements and accompanying footnotes included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 15, 2024.

SUMMIT MIDSTREAM PARTNERS, LP AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
As of December 31, 2023

(In thousands, except unit amounts)	Historical	Pro forma Adjustments		Pro forma Combined
ASSETS
Cash and cash equivalents	$14,044	$311,432	(a) (b)	$325,476
Restricted cash	2,601	—		2,601
Accounts receivable	76,275	(9,017)	(b)	67,258
Other current assets	5,502	(336)	(b)	5,166
Total current assets	98,422	302,079		400,501
Property, plant and equipment, net	1,698,585	(184,563)	(b)	1,514,022
Intangible assets, net	175,592	(15,691)	(b)	159,901
Investment in equity method investees	486,434	(210,213)	(b)	276,221
Other noncurrent assets	35,165	(2,485)	(b)	32,680
TOTAL ASSETS	$2,494,198	$(110,873)		$2,383,325

LIABILITIES AND CAPITAL
Trade accounts payable	$22,714	$5,316	(b) (c)	$28,030
Accrued expenses	32,377	(125)	(b)	32,252
Deferred revenue	10,196	(43)	(b)	10,153
Ad valorem taxes payable	8,543	(7)	(b)	8,536
Accrued compensation and employee benefits	6,815	(193)	(b)	6,622
Accrued interest	19,298	—		19,298
Accrued environmental remediation	1,483	—		1,483
Accrued settlement payable	6,667	—		6,667
Current portion of long-term debt	15,524	—		15,524
Other current liabilities	10,395	(1,280)	(b)	9,115
Total current liabilities	134,012	3,668		137,680
Long-term debt, net	1,455,166	(313,000)	(a)	1,142,166
Noncurrent deferred revenue	30,085	(264)	(b)	29,821
Noncurrent accrued environmental remediation	1,454	—		1,454
Other noncurrent liabilities	30,266	(1,270)	(b)	28,996
Total liabilities	1,650,983	(310,866)		1,340,117
Commitments and contingencies

Mezzanine Capital
Subsidiary Series A Preferred Units (93,039 issued and outstanding at December 31, 2023)	124,652	—		124,652

Partners’ Capital
Series A Preferred Units (65,508 units issued and outstanding at December 31, 2023)	96,893	—		96,893
Common limited partner capital (10,376,189 units issued and outstanding at December 31, 2023)	621,670	199,993	(b) (d)	821,663
Total partners’ capital	718,563	199,993		918,556
TOTAL LIABILITIES AND CAPITAL	$2,494,198	$(110,873)		$2,383,325

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

SUMMIT MIDSTREAM PARTNERS, LP AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
For the Year Ended December 31, 2023

(In thousands, except per-unit amounts)	Historical	Pro forma Adjustments		Pro forma Combined
Revenues:
Gathering services and related fees	$248,223	$(38,920)	(e)	$209,303
Natural gas, NGLs and condensate sales	179,254	—		179,254
Other revenues	31,426	—		31,426
Total revenues	458,903	(38,920)		419,983
Costs and expenses:
Cost of natural gas and NGLs	112,462	—		112,462
Operation and maintenance	100,741	(4,499)	(e)	96,242
General and administrative	42,135	(470)	(e)	41,665
Depreciation and amortization	122,764	(8,589)	(e)	114,175
Transaction costs	1,251	7,889	(h)	9,140
Acquisition integration costs	2,654	—		2,654
Gain on asset sales, net	(260)	—		(260)
Long-lived asset impairments	540	—		540
Total costs and expenses	382,287	(5,669)		376,618
Other income, net	865	12,312	(g)	13,177
Gain on interest rate swaps	1,830	—		1,830
Gain (loss) on sale of business / equity method investment	(47)	207,881	(i)	207,834
Interest expense	(140,784)	26,227	(f)	(114,557)
Loss on early extinguishment of debt	(10,934)	—		(10,934)
Income (loss) before income taxes and equity method investment income	(72,454)	213,169		140,715
Income tax expense	(322)	—		(322)
Income from equity method investees	33,829	(22,922)	(e)	10,907
Net income (loss)	$(38,947)	$190,247		$151,300
Less: Net income attributable to Subsidiary Series A Preferred Units	(12,581)	—		(12,581)
Net income (loss) attributable to Summit Midstream Partners, LP	$(51,528)	$190,247		$138,719
Less: net income attributable to Series A Preferred Units	(11,566)	—		(11,566)
Net income (loss) attributable to common limited partners	$(63,094)	$190,247		$127,153
Net income (loss) per limited partner unit:
Common unit – basic	$(6.11)			$12.30
Common unit – diluted	$(6.11)			$12.06

Weighted-average limited partner units outstanding:
Common units – basic	10,334			10,334
Common units – diluted	10,334			10,544

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

SUMMIT MIDSTREAM PARTNERS, LP AND SUBSIDIARIES
NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
1. BASIS OF PRESENTATION
The December 31, 2023 unaudited pro forma condensed consolidated balance sheet gives effect to the pro forma adjustments necessary to reflect the Transaction as if it had occurred on December 31, 2023. The unaudited pro forma condensed consolidated statement of operations gives effect to the pro forma adjustments necessary to reflect the Transaction as if it had occurred on January 1, 2023. The unaudited pro forma adjustments related to the sale of Utica are based on available information and assumptions that management believes are (i) directly attributable to the Transaction; (ii) factually supportable and (iii) with respect to the unaudited consolidated statements of operations, expected to have a continuing impact on consolidated operating results.
2. PRO FORMA ADJUSTMENTS
The unaudited pro forma condensed consolidated statements reflect the following adjustments:
Balance Sheet
“Historical” - represents the historical audited consolidated balance sheet of the Partnership as of December 31, 2023.
(a) To adjust Partnership balance sheet accounts for cash proceeds received associated with the divestiture, inclusive of (i) $625.0 million of sale proceeds, (ii) a $313.0 million pay down of the Partnership’s asset-based revolving credit facility and (iii) related third party costs to effectuate the Transaction.
(b) To remove the Partnership’s assets and liabilities associated with the Transaction. The following is a summary of the estimated gain to be recognized by the Partnership related to the Transaction:

(in thousands)
Sale price	$625,000
Cash on hand	(568)
Accounts receivable	(9,017)
Other current assets	(336)
Property, plant and equipment, net	(184,563)
Intangible assets	(15,691)
Investment in Ohio Gathering	(210,213)
Other noncurrent assets	(2,485)
Trade accounts payable, accrued expenses and other current liabilities	4,177
Deferred revenues	307
Other noncurrent liabilities	1,270
Estimated gain on sale of Utica	$207,881
(c) To adjust for the unrecognized transaction costs associated with the Transaction, primarily for investment bank advisory and legal fees.
(d) To adjust for the estimated gain to be recognized by the Partnership related to the Transaction.
Income Statement
“Historical” - represents the historical audited statement of operations of the Partnership for the year ended December 31, 2023.
(e) Adjustments are to eliminate revenues and costs of Utica from the Partnership’s consolidated financial results.
(f) To adjust interest expense for the impact of an estimated $313.0 million pay down of the Partnership’s asset-based revolving credit facility with proceeds received from the Utica divestiture, partially offset by increased interest expense resulting from an increase in commitment fees owed on the asset-based revolving credit facility.
(g) To adjust for the estimated interest income associated with the proceeds received from the Transaction.
(h) To adjust for unrecognized transaction costs associated with the Transaction, primarily for investment bank advisory and legal fees.
(i) To adjust for the estimated gain to be recognized as a result of the Transaction.
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